Ms. Patricia Williams
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: File No.: 811-4643


Dear Ms. Williams:						April 16, 2010

	As per our discussion, this is inform you that we will not sell shares of Volumetric Fund between May 1 and June 14, except if the Securities and Exchange Commission approves an earlier date. The June 14 date is based on the 60 days effectiveness of our filing, amendment No. 29 by the 1940 Act, with the Securities and Exchange Commission on April 13, 2010, according to Rule 485 paragraph (a)(1).

	Similarly, we will not sell shares based on our summary prospectus filed according to 497k, until our regular prospectus is approved.

	As you know, we are registered with the SEC according to the 1933 act since 1987 and even earlier by the 1940 Act. Prior to this year, we have almost always filed by paragraph (b) which is typically effective immediately. Other than the Summary portion, the rest of our prospectus is essentially unchanged, except of course, for the financials.

	Since we are a very small fund, a delay in the effective date, would cause hardship to the Fund and its shareholders. We would greatly appreciate, if you could accelerate the approval of our effectiveness to a prior date than June 14.


	Sincerely,



       Gabriel J. Gibs,
       Chief Executive Officer
	Volumetric Fund, Inc.